Exhibit 10.28

GLOBAL INDEMNITY

DESCRIPTION OF EMPLOYMENT ARRANGEMENT WITH

CYNTHIA Y.VALKO

The description set forth below summarizes the employment arrangement with Cynthia Y. Valko.

POSITION & TITLE:	Chief Executive Officer

INITIAL TERM:	September 19, 2011 through December 31, 2014.

SALARY & STOCK OPTIONS:	Ms. Valko is entitled to an annual base salary of not less than $400,000. Ms. Valko was awarded 300,000 options to acquire Global Indemnity plc A ordinary shares, with an exercise price equal to the lesser of $17.87 and the trade weighted average price of our shares on the first day of trading following the expiration of our black-out period in respect of the release of Global Indemnity’s third quarter 2011 earnings. The options vest at a one-third rate on each of December 31, 2012, December 31, 2013, and December 31, 2014, if, on such dates, Ms. Valko is then employed by Global Indemnity and if, with respect to each such year or cumulatively over the period, Global Indemnity achieves approved underwriting income, premium volume, and underwriting profitability targets determined on an accident year basis trued up on the third anniversary of each such year.

ANNUAL BONUS OPPORTUNITY:	Ms. Valko’s yearly bonus opportunity, beginning in 2012, is based on achieving underwriting income, premium volume, and underwriting profitability targets, subject to a truing up. Her employment arrangement contains a yearly target bonus opportunity of $500,000, which is payable 50% in cash and 50% in restricted shares. Restricted share awards vest 33 1/3% per year over three years, subject to an accident year true-up of bonus year underwriting results as of the third anniversary of the stock award. The yearly bonus opportunity is subject to continued employment.

EMPLOYEE BENEFITS:	Ms. Valko is eligible to participate in all existing and future employee benefit plans, (e.g. pension and retirement, savings, medical, health and accident, life, disability) that are available to other senior executives of Global Indemnity. Four weeks paid vacation.

TERMINATION:	Ms. Valko’s employment may be terminated at any time by Global Indemnity with or without cause or by Ms. Valko at any time.

If Ms. Valko’s employment is terminated for cause, Ms. Valko would receive all accrued, but unpaid, base salary and any vesting of restricted shares and/or options would cease.

“Cause” means (1) the engaging by Ms. Valko in any malfeasance, incompetence, gross misconduct, gross negligence, or fraud, (2) Ms. Valko is officially charged with or indicted for a felony criminal offense involving moral turpitude, (3) Ms. Valko failing to follow the lawful written instructions of the Board of Directors, including a committee thereof and the Chairman of the Board, and (4) violating any of Global Indemnity’s material policies, including Global Indemnity’s corporate governance and ethics guidelines, conflicts of interest policies and code of conduct and similar policies applicable to all of Global Indemnity’s employees and senior executives.

If Ms. Valko is terminated without cause, she is entitled to severance payments equal to one month of base salary for each 12 months of employment prior to the date of termination subject to the execution of a general release.

All of Ms. Valko’s unvested options, if any, become vested upon a change in control of Global Indemnity.

DISPUTES:	Any disputes shall be resolved by arbitration in Philadelphia, Pennsylvania. The governing laws shall be that of the State of New York.

2